Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GACW Incorporated

3110 West Ray Road, Suite 201
Chandler, AZ 85226
https://globalaircylinderwheels.com/

Up to $4,999,998.50 in Common Stock at $3.50
Target Offering Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to May 31, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason. The Intermediary, and its affiliates charge activation fees of $20,500, an 8.5% commission on the proceeds, and monthly subscription of $2,000, for the maintenance of the platform infrastructure.

Company:

Company: GACW Incorporated

Address: 3110 West Ray Road, Suite 201, Chandler, AZ 85226

State of Incorporation: Arizona

Date Incorporated: November 26, 2019

Terms:

Equity

Offering Minimum: $9,999.50 I 2,857 shares of Common Stock

Offering Maximum: $4,999,998.50 | 1,428,571shares of Common Stock

Type of Security Offered: Common Stock

Purchase Price of Security Offered: $3.50

Minimum Investment Amount (per investor): $1,031, which includes a $30 Investor Processing Fee.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investors will be required to pay an Investor Processing Fee of $30 to the Company at the time of the subscription to help offset transaction costs for each subscription whose total purchase amount is less than $2,500. The Broker will receive a cash commission on this fee.   If all investors purchased at the minimum investment amount, the total Investor Processing Fee collected by the Company would be $149,850.

Voting Rights of Securities Sold in this Offering:

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. Investment Incentives*

Time-Based:

First 30 days I 5% bonus shares

Next 30 days | 2% bonus

Amount Based:

- USD 2,500 investment, 5% bonus shares

- USD 5,000 Investment, 7% bonus shares

- USD 10,000 Investment, 9% bonus shares

- USD 25,000 Investment, 12% bonus shares

- USD 50,000 Investment, 15% bonus shares

* All perks occur after the offering is completed. For the time-based perks, the 1st 30 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System and concludes on the 30th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). The 2nd 30 days begins at the conclusion of the 1st 30 days.

The Company and its Business

Company Overview

GACW Incorporated, a private "C" corporation organized in Arizona, has designed, engineered and field tested a non-pneumatic wheel assembly called the Air Suspension Wheel (ASW). The patented technology replaces the traditional rubber tire, rim and chains used on large Off-The-Road mining trucks. GACW employs one (1) person, utilizes the services of third party contractors, contracts third party fabrication and sells through distributors located around the world. GACW owns 96% of its Canadian subsidiary, Canadian Air Cylinder Wheels. The ASW solves a myriad of problems inherent with rubber tires; overheating, explosions, rapid wear and tear, expense, excessive maintenance costs, and environmentally disastrous. Other verticals are being pursued as well, including military and commercial trucking.

The Company has assembled a patent portfolio of fourteen (14) |TBC] issued patents - 9,399,370, 10987969, 10987970, 10987971, 11,173,744, 11,279,170, 11,135,871, 11,325,417, 11,458,759, 11,458,760, 11,544,606, 11,565,552, 11,590,795 and D960,084 - related to 'Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has numerous PCT applications filed.

The Company initially formed as 2017, LLC in Arizona on April 2, 2004 and reorganized as GACW Incorporated on November 26, 2019.

Competitors and Industry

The overall global tire market was estimated to be worth approximately $504 billion in 2022 and is projected to reach $928 billion by 2033 with projected CAGR of 6.3% between 2023-2033 (source: https://www.futuremarketinsights.com/reports/automotive-tires-market) . The non-pneumatic wheel industry is broken down into various categories: (1) small wheels for gardening, wheelbarrows, golf carts; (2) mid-size wheels for cars, ATVs; (3) large wheels for tractors and construction equipment; and (4) extra-large wheel market, or Off-the-Road (OTR), for mining trucks.

The OTR market is estimated to reach $30 billion by year end 2023 and is currently the target market for GACW, which possesses the only viable non-pneumatic solution available at this time (source: https://www.polarismarketresearch.com/industry-analysis/otr-tire-market). The mid-size and large markets are being pursued as well through collaboration agreements with large manufacturing partners. These markets have tremendous competition with solid tires and airless tires being innovated and produced by global tire companies.

Currently, we believe there is no other company that offers a solution like the Air Suspension Wheel for massive mining vehicles and equipment. The Company is of the opinion that the mid-size tire market is very congested with several competitors offering alternative products such as solid core tires, airless tires, and mechanical wheels. One such company, Softwheel, based in Israel, has a similar technology to the ASW for use in wheelchairs and automobiles. We are of the opinion that dominant players in the tire industry in general are the Company's biggest potential competitors due to their potential ability to possibly sway mining companies away from our technology.

Current Stage and Roadmap

From the initial concept in 2011, the Air Suspension Wheel technology has been designed, engineered, manufactured, and field tested. Since 2016, five field tests at mine sites have been conducted with data procurement to enhance structural components and tread composition.

To facilitate more investment, in 2019 the company changed the corporate structure from a limited liability company to a "C" corporation and changed its name from 2017 LLC dba Global Air Cylinder Wheels to

GACW Incorporated.

The Company is currently working through the Risk Assessment protocols with two global mining companies. The potential trials would include testing multiple wheel configurations in consideration of future commercial opportunities with these mining companies.

The Company's plans for the year 2024 include: a) securing three (3) purchase orders for up to eighteen (18) wheels to be field tested with global mining companies, (b) continue testing 16 air suspension wheels on an agglomerate drum (Trommel) in Chile, (c) installing four (4) CAT 994 wheels on a mine site in Australia, (d) hire a Chief Technical Officer, (e) test CAT 994, 777 and 793 wheels, (f) commence sales of the ASW for CAT 777 wheels, (g) continue the growth of the Company's patent portfolio, (h) sign a R&D project agreement with a major mining OEM and mining company, (i) explore over the road applications, (j) continue to negotiate with potential licensees for the Company's intellectual property, and (k) continue to develop relationships with strategic partners. Testing, purchase orders and licensing are estimated to generate $3 million in revenue in 2024.

The Company has been granted thirteen (13) patents and has 76 international patent applications in process. These applications are particularly made in industrialized or major mining countries.

The Team

The Company has one (1) employee.

Officers and Directors

Name: **Dr. Zoltan Kemeny**

Dr. Zoltan Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, President, and Treasurer
- Dates of Service: April 01, 2004 - Present
  Responsibilities: Engineering and overall direction of company. Salary: $174,000 (annual); Stock Options: 262,500 (Year 2020), 131,250 (Year 2021).

- Position: Director
  Dates of Service: November 26, 2019 - Present
  Responsibilities: Work jointly with other directors on material decisions

Other business experience in the past three years: None.

Name: **Harmen van Kamp**

Harmen van Kamp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Senior Vice President of Global Sales
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Marketing and Sales. Salary: $132,000 (annual); Stock Options: 150,000 (Year 2020), 75,000 (Year 2021).

- Position: Director
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Part of the management team

Name: **Mark Keenan**

Mark Keenan's current primary role is with the Issuer is as a Director. Mark Keenan currently serves 1 hour per week in his role with the Issuer.

Positions and offices currently held with the Issuer:

- Position: Director
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Board participant. Salary: $0, no equity compensation.

Other business experience in the past three years: Co-founder and Chairman Emeritus of KHS&S, a construction and design firm based in Orlando, Florida.

Name: **Maria Kemeny**

Maria Kemeny's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: May 01, 2014 - Present
  Responsibilities: GACW's registered secretary. Salary: $0, no equity compensation.

Other business experience in the past three years: None.

Name: **Jan Lorant**

Jan Lorant's current role with the Issuer is Chairman of the Board of Directors and Director. Jan currently serves four (4) hours per week in his role with the Issuer. Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of the Issuer, Director
  Dates of Service: January 31, 2022 - Present
  Responsibilities: Advisor on business strategy. Salary: $0, plus 150,000 stock options under the ESOP vesting over four years.

Other business experience in the past three years: • Employer: Gabor Lorant Architects Inc.

Title: Owner/Principal
Dates of Service: March 01, 1987 - Present
Responsibilities: President and lead designer, providing architectural and engineering services to federal, state, and municipal entities.

Other business experience in the past three years:

- Employer: Lorant Group Inc.
  Title: President
  Dates of Service: January 01, 1990 - Present
  Responsibilities: Manage the operations and the design/marketing of products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the

Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the "off the road" wheel and tire industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Common Stock in the amount of up to $4,999,998.50 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in Use of Proceeds.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Given the current interest rate market, it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of Product.

All of our current products are variants of the Air Suspension Wheel. Our revenues are therefore dependent upon the market for the sale of Air Suspension Wheels.

We may never have an operational product.

It is possible that there may never be a fully operational Air Suspension Wheel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured prototypes for our Air Suspension Wheel. These prototypes have undergone testing. Delays or cost overruns in the development of our Air Suspension Wheel and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. *You are trusting that management will make the best decision for the company* You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that DealMaker Securities instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our Products could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than we do, or superior products than what we developed. Competitors may render our technology or products obsolete or the products we develop will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.

GACW Incorporated was formed on November 26th, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GACW Incorporated has incurred a net loss and has had limited revenue generated since inception. There is no assurance that we will be profitable in the next 5 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.

The Company has a short history, few customers, and effectively no regularly recurring revenue. If you are investing in this company, it's because you think that Air Suspension Wheel is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to properly protect.

One of the Company's most valuable assets is its intellectual property. The Company's owns thirteen patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable.

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not he able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell our product is dependent on the outside government regulation such as the Bureau of Industry and Security (BIS) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Common Stock at $3.50 per share, plus a $30 Investor Processing Fee on all investments made below $2,500. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of the Company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Zoltan Kemeny	39,469	Common Stock	36.73%
Dr. Zoltan Kemeny	8,216,667	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,428,571 shares of Common Stock.

The amount of common stock authorized is 20,000,000 with a total of 12,837,744 outstanding, excluding outstanding warrants and issued options.

Voting Right of Common Stock

1 vote per share. The Corporation also has the authority to issue shares of Common Stock with such voting rights as the Corporation deems appropriate. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding does not include 22,600 shares that may be issued pursuant to outstanding warrants.

The total amount outstanding includes 859,688 shares that may be issued pursuant to outstanding options.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 9,400,000 outstanding.

Voting Rights of Preferred Stock

1.25 votes per share

Material Rights: Sunset provision of 1.03 conversion rate to common stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go lip. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $446,033.66
  Number of Securities Sold: 1,407,492
  Use of proceeds: Patent expenses, interest payments, engineering and design, and general working capital
  Date: November 26, 2020
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity Final amount sold: $3,357,879.00
  Number of Securities Sold: 1,918,788
  Use of proceeds: Working Capital/R&D
  Date: May 04, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $438,620.98
  Number of Securities Sold: 1,103,692
  Use of proceeds: Working Capital
  Date: March 12, 2021
  Offering exemption relied upon: 506(c)

- Name: Common Stock
- Type of security sold: Equity
- Final amount sold: $18,000.00
- Number of Securities Sold: 28,428
- Use of proceeds: Working Capital
- Date: January 3, 2022
  Offering exemption relied upon: 506(c)

- Name: Common Stock
- Type of security sold: Equity
- Final amount sold: $20,125.00
- Number of Securities Sold: 12,650
- Use of proceeds: Working Capital
- Date: January 28, 2022
  Offering exemption relied upon: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $10,149.68
Number of Securities Sold: 5,780
Use of Proceeds: Working Capital
Date: August 17, 2022
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $429,899.60
Number of Securities Sold: 860,249
Use of Proceeds: Working Capital
Date: October 2, 2022
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $(Wheels Debt Repayment)
Number of Securities Sold: 1,914,054
Use of Proceeds: Debt Repayment
Date: November 15, 2022
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $945,020.88
Number of Securities Sold: 452,256
Use of Proceeds: Working Capital
Date: November 24, 2022
Offering Exemption Relied On: Regulation CF

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $295,924.00
Number of Securities Sold: 516,500
Use of Proceeds: Working Capital
Date: December 30, 2022
Offering Exemption Relied On: 506(c)

Name: Common Stock
Type of Securities Sold: Equity
Final Amount Sold: $113,000.00
Number of Securities Sold: 45,200
Use of Proceeds: Working Capital
Date: August 16, 2023
Offering Exemption Relied On: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue in 2021 was $0. Revenue in 2022 was $756,918. Revenue in 2023 was $1,897,980.00.

Cost of sales in 2021 was $0. Cost of sales in 2022 was $933,184. Cost of sales in 2023 was $410,802.

Gross margins in 2021 was $0. Gross margins in 2022 were -$176,266. Gross margins in 2023 were $1,487,178.

Expenses:

The Company's expenses consist of research and development, advertising/marketing, insurance, legal & professional fees, office/G&A, travel, and interest. Expenses in 2023, through December 31, 2023 increased $982,244 from 2022, going from $1,732,841 to $2,715,085. Expenses in 2022 decreased $9,510 from 2021 going from $1,486,987 to $1,477,477. Expenses in 2021 decreased $579,854 from 2020, going from $2,057,331 net loss to $1,477,477. The Company has reduced the monthly burn rate by letting go of some consultants during the manufacturing period. Due to more issued patents, the cost of patent attorneys has increased, so has the cost of insurance.

Historical results and cash flows:

The product is still in the R&D phase, and therefore will be capital heavy at the moment. Once there is a minimal viable product, we expect revenues to increase and the cashflow to change. Previously, GACW had private placements, loans, and utilized equity crowdfunding. In the future, we expect license deals and profit generating revenues. Based on all this, we do not believe our company's historical performance is indicative of future results once we have progressed beyond the R&D phase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand was $46,259 as of December 31, 2023, excluding other assets and accounts receivable. No other loans or lines of credit are currently available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through equity crowdfunding are essential for the continuation of the company, however, if we 'on't raise the desired amount, GACW does have private investors backing the company as well.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, we consider the funds from this raise necessary to the viability of our company. Approximately 50% of company funds will be from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Current burn rate: $240,000/month. With the cash on hand and the accounts receivable, we are able to operate for about one (1) month. Please see bullet point 2 in our valuation explanation for a description of our anticipated expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate being able to operate for about three (3) months if we reach our maximum funding goal. This would entail no increase to our current burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, several companies are willing to buy licenses, offer lines of credit, or directly invest into the company.

Indebtedness

- Creditor: Zoltan Kemeny
- Interest Rate: 10.0%
- Loan Amount: $250,000
  Maturity Date: July 1, 2024, See Related Party transactions for details.

. Creditor: George Vagujhelyi

. Interest Rate: 10.0%

. Loan Amount: $250,000

. Maturity Date: April 24, 2024

Related Party Transactions

- Name of Entity: Zoltan Kemeny
  Names of 20% owners: Zoltan Kemeny
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Unsecured Loan of USD $250,000.

  Material Terms: USD $250,000 with a maturity date of July 1, 2024 interest rate of 10% (annually), unsecured.

Valuation

Pre-Money Valuation: $56,174,360

Valuation Details:

GACW set its valuation based on an analysis of the following factors:

1. Five new issued patents for a total of thirteen issued patents and pending patents. The Company's patent strategy is focused on (a) filing of a patent application with the US authorities, and (b) filing a PCT application, which provides a placeholder application in 153 countries. The PCT application provides coverage for 18 months by which time the Company must initiate the application for a full patent application in each nominated country where we seek protection.

The Company has assembled a patent portfolio of fourteen (14) issued patents – 9,399,370, 10,987,969, 10,987,970, 10,987,971, 11,173,744, 11,279,170, 11,135,871, 11,325,417, 11,458,759, 11,458,760, 11,544,606, 11,565,552, 11,590,795, and D960,084 - related to "Wheels Assembly including outer rim coupled ting defining a mechanical stop and related methods." The Company also has 76 PCT applications filed.

2. 2024 estimated revenue of $2.8M

The Company projects sales in two or three separate mine locations for a total of 18 tires at an average price of an average of $150,000 for a total of $2,700,000. The Company anticipates receiving an additional $54,281.69 from an outstanding order. The Company also projects costs of goods sold at $616,000, operating expenses of $3,300,000, EBITDA of ($1,160,000M), and net income of ($1,180,000).

3. Purchase order outstanding in the sum of $54,281.69.

4. GACW has attracted the attention of some major international mining supplying companies that may be interested in license deals or even further cooperation. These companies have the network and the

potential to supply to the entire mining industry globally.

5. Successful previous raise which resulted in a $31,000,000 post-money valuation.

6. Softwheel, a private company based in Israel, has a similar technology pursuing automotive and wheelchair applications. In 2018, Softwheel raised $25 million with valuation of $140 million. (Source: calcalistech.com).

7. Company has previously raised over $6 million through the sale of equity and convertible notes.

8. GACW's air suspension wheel was listed as one of Time Magazine's 200 best inventions of 2023.

Based on the factors above, GACW believes that it is worth a pre-money valuation of $56M.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock; In making this calculation we have not assumed that:

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *Intermediary Service Fees*
  100%
  Fees for certain services provided by DealMaker.

If we raise the overallotment amount of $4,999,998.50, we plan to use these proceeds as follows:

- *Intermediary Service Fees*
  8.5%

- *Marketing*
  15.0%
  Social media, print, video, and press releases

- *Research & Development*
  25%
  Engineering, design, fabrications, trials, contractors, wages

- *Insurance*
  12.0%
  Health, liability, and D&O Insurance

- *Legal & Professional*
  15.0%
  Attorney and Accountant

- *Operations*
  18.0%
  Contractors, IP, Office Rent/Supplies, Utilities

- *Travel*
  6.5%

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https ://www.globalaircylinderwheels.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party' repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.dealmakersecurities.com/gacw

Investing Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in Target Offering Amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.]

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests exceeding its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the newly described Offering Deadline date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GACW Incorporated

(See attached)



GACW INCORPORATED
Arizona (Corporation)

Financial Statements and
Independent Auditors' Report

December 31, 2022 and 2021

GACW INCORPORATED

Years Ended December 31, 2022 and 2021

Table of Contents



INDEPENDENT AUDITORS' REPORT



ASSOCIATES II

A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

602 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
GACW Incorporated
Chandler, Arizona

Opinion

We have audited the consolidated financial statements of GACW Incorporated ("the Company") (an Arizona corporation), which comprise the consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GACW Incorporated as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GACW Incorporated and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding this matter is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GACW Incorporated's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GACW Incorporated's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
January 29, 2024

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2022 and 2021

Assets

		2022		2021 (restated)
Current assets				
Cash and cash equivalents	$	**402,983**	$	75,974
R&D refundable tax credit receivable		-		711
StartEngine escrow receivable		**51,891**		55,954
Inventory (deposit)		**658,335**		829,894
Prepaid expenses		**29,305**		37,735
Related party receivable		**20,917**		27,327
Total current assets		**1,163,431**		1,027,595
Patents, net		362,409		356,722
Software, net		5,330		5,330
Total assets	$	**1,531,170**	$	1,389,647

Liabilities and Stockholders' Equity (Deficit)

		2022		2021
Current liabilities				
Accounts payable	$	**157,036**	$	1,004,959
Accrued liabilities		**3,441**		48,679
Settlement liability		**5,000**		80,000
Due to related party		**26,069**		11,139
Deferred Revenue		**680,000**		176,400
Note payable, net of discount - Related Party		**400,000**		73,198
Current portion of convertible notes payable		**6,611**		1,396,327
Total current liabilities		**1,278,157**		2,790,702
Long term liabilities				
Warrant liability		**6,096**		113,063
Convertible notes payable, net of current portion		-		-
Total liabilities		**1,284,253**		2,903,765
Stockholders' equity (deficit)				
Preferred stock, no par value, 10,000,000 shares authorized; 9,400,000 and 9,500,000 shares issued and outstanding, respectively		-		-
Common stock, no par value, 20,000,000 shares authorized; 7,079,423 and 4,477,553 shares issued and outstanding, respectively		**8,172,090**		4,092,367
Common stock - to be issued		**300**		31,050
Additional paid-in capital		**201,230**		34,784
Retained earnings		**(8,124,535)**		(5,669,649)
Accumulated other comprehensive income		**4,732**		640
Total GACW Inc. stockholders' equity (deficit)		**253,817**		(1,510,808)
Non-controlling interest share of retained earnings		**(6,900)**		(3,310)
Total stockholders' equity (deficit)		**246,917**		(1,514,118)
Total liabilities and stockholders' equity (deficit)	$	**1,531,170**	$	1,389,647

See independent auditors' report and accompanying notes to the consolidated financial statements.

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2022 and 2021

	2022	2021 (restated)
Sales	$ 756,918	$ -
Cost of sales	933,184	-
Gross profit (loss)	(176,266)	-
Operating expenses		
Professional fees	768,399	711,669
R&D expense	65,585	115,212
General and administrative	249,502	119,000
Payroll and related expense	321,571	288,421
Contractor expense	69,066	237,088
Depreciation and amortization expense	12,864	6,087
Total operating expenses	1,486,987	1,477,477
Operating loss	(1,663,253)	(1,477,477)
Other income (expenses)		
Interest expense	(308,057)	(187,187)
Settlement expense	-	(80,000)
Amortization of note discount	-	(19,437)
Other income (expense)	601	3,340
Finance Expense	(493,657)	-
Exchange gain (loss)	(100)	(445)
Total other income (expense)	(801,213)	(283,729)
Net loss	(2,464,466)	(1,761,206)
Net loss attributed to non-controlling interest	(3,590)	(2,708)
Net loss attributed to GACW Inc. shareholders	(2,460,876)	(1,758,498)
Other comprehensive income attributed to non-controlling interest	4,092	640
Net loss	$ (2,460,374)	$ (1,760,566)

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2022 and 2021

	Preferred Shares		Common Stock							
	0,000,000 shares authorize		20,000,000 shares authorized		Common Stock	Additional	Accumulated Other			Total
	Shares Issued	Par Value no par value	Shares Issued	Par Value No par value	To be issued	Paid in Capital	Comprehensive Income	Accumulated Deficit	Non-controlling Interest	Shareholder's Equity
Balance, December 31, 2020	**9,500,000**	**$ 100,000**	**4,477,553**	**$2,397,900**	**$ 64,307**	**$ 29,480**	**$ (90)**	**$ (3,910,944)**	**$ (602)**	**$ (1,319,949)**
Preferred share conversion	(100,000)	(100,000)	103,000	100,000						-
Common shares to be issued for cash			10,000	5,000	(5,000)					-
Common shares to be issued as compensation			151,841	59,307	(59,307)					-
Common shares issued for cash			1,583,692	571,421	300					571,721
Common shares issued for cash (StartEngine) net of offering expense			645,335	899,739						899,739
Common shares issued as compensation			18,000	9,000	30,750					39,750
Common shares cancelled for employee settlement			(319,761)							-
Common shares issued for employee settlement			309,763							-
Warrants exercised			100,000	50,000						50,000
Stock based compensation - options						61,901				61,901
Warrants reclassed to liability						(56,597)				(56,597)
Other comprehensive income							730			730
Foreign currency translation adjustment								(207)		(207)
Net income (loss)								(1,758,498)	(2,708)	(1,761,206)
Balance, December 31, 2021 (restated)	**9,400,000**	**-**	**7,079,423**	**4,092,367**	**31,050**	**34,784**	**640**	**(5,669,649)**	**(3,310)**	**(1,514,118)**
Common shares issued as compensation			78,428	3,000	(30,750)					(27,750)
Common shares issued for cash			878,679.00	457,174						457,174
Common shares issued for cash - StartEngine			1,756,465.00	2,912,440						2,912,440
Common shares issued for exercise of warrants			250,000.00	131,470.0						131,470
Common shares issued for converion of debt			168,932.00	81,982.0						81,982
Common shares issued in conjunction with repayment of debt			1,914,054	493,657						493,657
Stock based compensation - options						59,479				59,479
Extiguishment of warrant liability						106,967				106,967
Other comprehensive income							4,092			4,092
Foreign currency translation adjustment								5,990		5,990
Net income (loss)								(2,460,876)	(3,590)	(2,464,466)
Balance, December 31, 2022	9,400,000	$ -	12,125,981	$8,172,090	$ 300	$ 201,230	$ 4,732	$ (8,124,535)	$ (6,900)	$ 246,917

See independent auditors' report and accompanying notes to the consolidated financial statements.

GACW INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2022 and 2021

	2022	2021 (restated)
Cash flows from operating activities		
Net loss	$ (2,464,466)	$ (1,761,206)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Amortization	12,864	25,434
Finane expense paid in common stock	493,657	-
Bad debt expense	-	4,158
Stock based compensation	62,479	101,651
(Increase) decrease in assets:		
R&D refundable tax credit	711	37,253
Inventory	171,559	(829,894)
Stock escrow receivable	4,063	(55,954)
Prepaid expense	8,430	(12,205)
Related party receivable	6,410	(26,243)
Increase (decrease) in liabilities:		
Accounts payable	(847,923)	823,293
Accrued liabilities	(36,454)	(21,939)
Deferred revenue	503,600	176,400
Related party advances	14,930	6,237
Settlement liability	(75,000)	62,500
Net cash used in operating activities	(2,145,140)	(1,470,515)
Cash flows from investing activities		
Purchase of intagible assets	(18,551)	-
Net cash used in investing activities	(18,551)	-
Cash flows from financing activities		
Proceeds from notes payable - Related Party	400,000	-
Proceeds from common stock	3,470,334	1,471,460
Principal payment on notes payable	(1,389,716)	(6,906)
Proceeds from warrants exercised		50,000
Net cash provided by financing activities	2,480,618	1,514,554
Change in accumulated other comprehensive income	4,092	730
Foreign currency translation adjustment	5,990	(8,811)
Net increase (decrease) in cash and cash equivalents	327,009	35,958
Cash and cash equivalents at beginning of year	75,974	40,016
Cash and cash equivalents at end of year	$ 402,983	$ 75,974
Supplement Noncash Investing and Financing Activities		
Conversion of notes payable and accrued interest into common stock	$ 81,982	$ -
Conversion of preferred stock	-	(100,000)
Increase (decrease) in warrant liability for FX warrants	(106,967)	56,597
Supplemental Disclosure		
Interest paid	$ 302,965	$ -
Taxes paid	$ -	$ 122

See independent auditors' report and accompanying notes to the consolidated financial statements.

- 6 -

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of GACW (Global Air Cylinder Wheels) Incorporated and subsidiary (collectively "the Company") is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

GACW Incorporated was incorporated on November 26, 2019 under the laws of the State of Arizona, and is headquartered in Chandler, Arizona. GACW is an engineering company developing the suspension wheel for off the road mining vehicles. GACW has teamed up with experts in the field of suspension, steel manufacturing and treads and lies on over 200 years of combined engineering experience. The Air Suspension Wheel ® replaces rim, rubber tire and chain. It combines an inner steel hub with an outer steel drum, which are connected by twelve nitrogen filled cylinders and six oil dampers, providing suspension. It is designed to cope with up to 50% lateral side load, making it more stable and safer than rubber tires in sharp corners.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31. The consolidated financial statements include the accounts of the Company, and its 96% owned subsidiary, after elimination of significant intercompany balances and transactions.

Estimates

Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of deposits for wheel production; no inventory was on hand as of December 31, 2022 or 2021. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2022 and 2021.

Patents

Patents are recorded at cost and once issued, are amortized over the useful life of the patent, typically 17 years. Unissued patents are not amortized but reviewed annually for impairment.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $85,559 and $16,270 for the years ended December 31, 2022 and 2021, respectively, and are included in the general and administrative expense line item in the consolidated statements of operations.

Years Ended December 31, 2022 and 2021

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.   Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of product sales of air suspension wheels. Revenue is recognized when the items are delivered to customers. Customer payments are generally invoiced before delivery and charged prior to delivery. Revenue is recorded under income when all goods/services have been delivered to its customers. Revenue is presented net of returns and discounts.

For the year ended December 31, 2022, 100% of revenue was from two customers and $756,918 revenue was generated. There was no revenue generated in the year ending December 31, 2021.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value. The Company issued stock warrants during 2021 and no issuances in 2022. As the warrants were issued in CAD, per ASC 815, these warrants were determined to be a liability and excluded from equity. These were valued using the Binomial option pricing model and were calculated using level three inputs. The following table shows balance sheet accounts measured on a recurring basis as of December 31, 2022 and 2021.

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Warrant liability	$ -	$ -	$ 6,096	$ 6,096
	$ -	$ -	$ 6,096	$ 6,096

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Warrant liability	$ -	$ -	$ 113,063	$ 113,063
	$ -	$ -	$ 113,063	$ 113,063

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

GACW INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2022 and 2021

<u>Recent Accounting Pronouncements</u>

No recently issued accounting pronouncements are expected to have a significant impact on the Company's consolidated financial statements.

Note 2 – Patents

During the year ended December 31, 2020, the Company purchased a group of 29 patents for $361,210 in shares and warrants. As of December 31, 2022, there were 21 patents granted. Patents are amortized over the life of the patent. These patents were pledged as collateral to Wheels Investment, LLC for the secured note as described in Note 4. As the note was fully paid and converted in 2022, the patents are no longer pledged as collateral.

Patents consist of the following on December 31:

	2022	2021
Patent	$ 379,761	$ 361,210
Accumulated amortization	(17,352)	(4,488)
Patents, net	$ 362,409	$ 356,722

Amortization expense for the years ended December 31, 2022 and 2021 was $12,864 and $4,488, respectively.

Note 3 – Software

In April of 2020, the Company purchased software in the amount of $7,995. The software was assigned a useful life of five years. Accumulated amortization for the years ended December 31, 2022 and 2021 was $2,665 and $2,665, respectively.

Software consists of the following on December 31:

	2022	2021
Software	$ 7,995	$ 7,995
Accumulated amortization	(2,665)	(2,665)
Software, net	$ 5,330	$ 5,330

Amortization expense for the years ended December 31, 2022 and 2021 was $0 and $1,599, respectively.

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

	2022	2021
Convertible note payable to a related party with an interest rate of 12%. Note is secured and maturity date is December 31, 2022. The patents owned by GACW are pledged as collateral for this note. The note can be converted on or before June 30, 2022 at the lesser of $0.315 per share or the lowest price per share offered by the Company in a sale of its capital stock. Amount was fully paid in during FY 2022.	$ -	$ 1,389,716
Note payable to a related party with an interest rate of 0%. Note is unsecured and due upon demand.	6,611	6,611
Convertible debenture in the amount of $100,000 CAD. The initial note discount was $39,414 and the Company recorded $19,977 in amortization in 2020. The debenture bears interest at 24% per annum. The maturity date is June 18th of 2021. At any time prior to the maturity date, the holder may exercise the debenture into units at price per unit that is the lowest of $0.76 CAD or the lowest value per common share in a financing, or the price or deemed price attributed to the common shares pursuant to a going public transation. Each unit consists of one common share and one common share purchase warrant. Each warrant shall entitle the holder thereof to acquire one common share at an exercise price of $1.00 CAD per share for a period of three years following the date of issuance. As of December 31, 2022, the note was fully converted.	-	73,198
Note payable to a related party with an interest rate of 6% per annum based on a 360-day year. The maturity date is no later than 180 days after the date of execution (November 08, 2022). As of December 31, 2022, the note was not repaid.	400,000	-
Total notes payable	406,611	1,469,525
Current portion of notes payable	(406,611)	(1,469,525)
Total notes payable, net of current portion	$ -	$ -

Future minimum payments for each of years ended December 31 are as follows:

2023	$	406,611
2024		-
2025		-
2026		-
2027		-
Thereafter		-
	$	406,611

As of December 31, 2022, the Company has a significant concentration of notes payable with a related party, representing a material portion of the total outstanding debt.

Note 5 – Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $8,124535 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these consolidated financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Common Stock

At both December 31, 2022 and 2021, the Company has no par value, 20,000,000 shares of common stock authorized, with 12,125,981 and 7,079,423 shares issued and outstanding, respectively.

During 2021, the Company issued 2,229,027 shares of common stock for cash proceeds of $1,471,160 and an additional 952 shares to be issued in the amount of $300. The Company issued 18,000 shares of common stock for services valued at $9,000 and an additional 76,713 shares to be issued valued at $30,750. 100,000 shares of preferred stock were converted to 103,000 shares of common stock; and the 151,842 shares to be issued valued at $59,307 was issued during 2021. The Company issued 10,000 shares of common stock to be issued valued at $5,000. During 2021, 100,000 warrants valued at $50,000 were exercised for 100,000 common shares. As described in Note 12, the Company cancelled 319,761 common shares and issued 309,763 common shares as a result of a settlement with a former employee.

During 2022, the Company issued 2,635,144 shares of common stock for cash proceeds of $3,369,615. The Company issued 1,715 shares of common stock for services valued at $3,000 and 76,713 shares of common stock to be issued valued at $30,750 was issued during 2022. The Company issued 168,932 shares of common stock for note conversion. 250,000 warrants

Years Ended December 31, 2022 and 2021

valued at $131,470 were exercised for 250,000 common shares. Also 1,914,054 common shares were issued in conjunction with repayment of debt.

Note 7 – Preferred Stock

The Company has 10,000,000, no par value shares of preferred stock authorized at both December 31, 2022 and 2021.

During the year ended December 31, 2022, there were no preferred stock transactions occurred. As of December 31, 2022, the Company had 9,400,000 preferred shares issued and outstanding.

In 2021, the Company converted 100,000 preferred shares to 103,000 common shares as part of settlement with a former employee. A settlement agreement was reached in the amount of $17,500 to be paid during 2022 and 200,000 warrants. As of December 31, 2021, the Company had 9,400,000 preferred shares issued and outstanding.

Note 8 – Stock Options

During 2020, the Company issued the 2020 Stock Option Plan, which a share of common stock may be purchased upon exercise of an option will be determined by the committee but will not be less than 100% of the Fair Market Value of a share of common stock on the date such option is granted. During the years ended December 31, 2022 and 2021, the Company issued 0 and 620,000 stock options, respectively. At December 31, 2022 and 2021, there were vested stock options of 892,500.

The Company utilizes Black Scholes option model to value the share price of the Company's common stock, which the Company uses to value the options issued. The Black Scholes option model resulted in stock-based compensation expense associated with vesting options of $0 and $61, 901 as of December 31, 2022 and 2021, respectively. At December 31, 2022, $126,099 of unrecognized stock compensation cost is expected to be recognized over the next 2.25 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2020	600,000 $	0.315	11.50
Granted	620,000	0.315	11.50
Forfeited	(327,500)	0.315	11.42
Exercised	-	-	-
Outstanding December 31, 2021	892,500 $	0.315	10.86
Granted	-	-	-
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2022	892,500 $	0.315	9.86

Note 9 – Warrants

In accordance with ASC guidance Topic 815 "Derivatives and Hedging," and ASC Topic 830 "Foreign Currency Translation," the warrants with a Canadian Dollar exercise price are considered not to be indexed to the Company's own stock as the Company's reporting and functional currency is set in USD. All warrants (with the Canadian Dollar exercise price) were re-classified as liability at date of issuance and revalued at December 31, 2022 and 2021. The fair value of the warrants was measured on December 31, 2022, using the Binomial option pricing model using the following assumptions:

	For the year ended December 31, 2022
Forfeiture rate	0%
Stock price	$.4 per share
Exercise Price	$.50 to $1.00 per share
Volatility	0.54%
Risk free interest rate	7.00%
Expected life	0.2 year
Expected divdend rate	0%
Fair value of warrants	$6,096

The breakdown of the warrants (issued in Canadian Dollar) outstanding as of December 31, 2022 and 2021 are detailed below.

Warrants outstanding as of December 31, 2022	Warrants outstanding as of December 31, 2021	Remaining contractual life term as of December 31, 2022	Remaining contractual life term as of December 31, 2021
53,750	766,500	0.2 year	1 years
53,750	766,500		

During the year ended December 31, 2022, $106,967 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, an additional $0 warrant liability was recorded. During the year ended December 31, 2022, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

During the year ended December 31, 2021, $56,597 was reclassified from additional paid in capital to warrant liability. As a result of the fair market valuation utilizing the Binomial option pricing method, $0 additional warrant liability was recorded. During the year ended December 31, 2021, 0 warrants issued in Canadian Dollar were exercised and 0 have expired.

Note 10 – Related Party Transactions

The Company has a subsidiary, CACW based in Canada. To date there has been only operating expense and intercompany contribution activity in the related subsidiary.

A director of the Company is also the Wheels Investment, LLC managing member which would classify Wheels Investment, LLC as a related party.

On November 08, 2022, the Company entered into the promissory note agreement with its director. The balance of this loan was $400,000 as of December 31, 2022. The Company paid the note in full subsequent to year end.

On July 18, 2018, the Company entered into a secured loan agreement with Wheels Investment, LLC ("Wheels). The balance of this loan was $1,000,000 as of December 31, 2019. The loan was amended and the accrued interest was capitalized on November 20, 2020. The balance of this loan was $1,389,980 as of December 31, 2020. During 2021, $166,766 in interest-only payments were accrued and paid. The balance of this loan was $1,389,980 as of December 31, 2021. During 2022, the Company paid the principal and interest in full.

Years Ended December 31, 2022 and 2021

Note 11 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2019 are open for inspection. The Company is also required to file taxes in the State of Arizona.

The Company currently has a tax net operating loss of approximately $8,000,000 for which it may receive future tax benefits. However, as of December 31, 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and Arizona rate of 4.9%, the deferred tax asset is approximately $2,100,000 and the valuation allowance is $2,100,000 which nets to a deferred tax asset of $0 as of December 31, 2022. The deferred tax asset and valuation allowance as of December 31, 2021 is approximately $1,500,000 representing a change of approximately $620,000 on the allowance from 2021 to 2022.

	December 31, 2022	December 31, 2021
Net operating loss carryforward	$ 8,065,056	$ 5,669,649
Total net operating loss carryforwards	$ 8,065,056	$ 5,669,649
Deferred tax asset on NOL	$ 2,088,850	$ 1,468,439
Less: Valuation allowance	(2,088,850)	(1,468,439)
Deferred tax asset, net	$ -	$ -

Note 12 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

During 2021, there was a claim brought by a former employee. During 2022, a settlement agreement was reached in the amount of $80,000 and the settlement liability of $80,000 was paid in full.

During 2021, there was a claim brought by a former employee and a settlement agreement was reached which resulted in the cancellation of 310,761 shares of common stock and the issuance of 309,763 shares of common stock. The employee also retained 37,500 options, redeemable at $.315 per share.

During 2021, there was a claim brought by a company for unpaid invoices. A settlement agreement was reached in the amount of $340,000 and during 2022, the settlement amount was paid in full.

Note 13 – Restatement of Financial Statements

GACW INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2022 and 2021

The Company has restated its consolidated balance sheet as of December 31, 2021, and the consolidated financial statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2021. Upon comprehensive review of financial records, it was identified that the subsidiary had material operations in 2021 but were not consolidated into the financial statements. This resulted in a restatement in the prior year in order to correct.

The consolidation restatement resulted in a decrease in net loss of $448 and a decrease in total equity of $10,858. The overall restatement net effect was deemed to be immaterial.

Note 14 – Subsequent Events

Management has evaluated subsequent events through January 29, 2024, which is the date these consolidated financial statements were available to be issued. The Company has determine that it does not have any material subsequent events to disclosed in these consolidated financial statements other than those described below.

The Company fully paid $400,000 of related party loan on February 27, 2023 including $7,123.33 in interest.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Global Air Cylinder Wheels has reinvented the wheel by introducing an eco-friendly and cost-efficient alternative to the extremely pollutive rubber tire.

Once a rubber tire has outlived its usefulness, old tires are often left in landfills, buried or burned, releasing harmful chemicals and heavy metals into water and air. According to National Geographic, tires account for up to 10% of microplastics in the world's oceans.

We are changing that. Our Air Suspension Wheels reduce the need for dirty rubber by providing a scalable, cost-effective solution designed to last the full lifetime of the vehicle. The Air Suspension Wheel is an airless mechanical wheel constructed primarily of steel with inwheel suspension.

An industry that uses and disposes of rubber tires at an alarming rate, is the mining industry. Off-the-Road rubber mining tires only last six to nine months due to their intensive use. On the other hand, Air Suspension Wheels last as long as the vehicle itself and therefore save up to 60% in costs. They are also safer, stronger, and are 100% recyclable.

The Air Suspension Wheel underwent extensive field testing and is near commercialization into the projected $30 billion, Off-the-Road tire market.

There is great potential in the construction, agriculture, automotive, trucking, bicycle, and even armored vehicle industries.

Currently, the Air Suspension Wheel has no direct competitors and has a well-protected patent portfolio.

Tire use and its negative environmental impact must change.

Help us change the tire industry'.